EXHIBIT 99.9
Form of Advertisement

Infosys Technologies Limited
Regd. office: Electronics City, Hosur Road, Bangalore - 560 100, India.

Audited financial results for the quarter and year ended March 31, 2007
(in Rs. crore, except per share data)
	Quarter ended March 31,		Nine months ended December 31,		Year ended March 31,
	2007	2006	2006	2005	2007	2006
Income from software services and products	3,555	2,493	9,594	6,535	13,149	9,028
Software development expenses	1,979	1,380	5,299	3,508	7,278	4,887
Gross profit	1,576	1,113	4,295	3,027	5,871	4,141
Selling and marketing expenses	189	126	530	374	719	499
General and administration expenses	239	183	688	469	927	653
Operating profit before interest and depreciation	1,148	804	3,077	2,184	4,225	2,989
Interest	-	-	-	-	-	-
Depreciation	133	134	336	274	469	409
Operating profit before tax and exceptional items	1,015	670	2,741	1,910	3,756	2,580
Other income (net)	120	70	255	73	375	144
Provision for investments	(1)	(1)	3	-	2	-
Net profit before tax and exceptional items	1,136	741	2,993	1,983	4,129	2,724
Provision for taxation (refer to note 5)	12	77	340	226	352	303
Net profit after tax and before exceptional items	1,124	664	2,653	1,757	3,777	2,421
Income from sale of investments	-	-	6	-	6	-
Net profit after tax and exceptional items	1,124	664	2,659	1,757	3,783	2,421
Paid-up equity share capital (par value Rs. 5/- each, fully paid) (refer to note 2)	286	138	279	137	286	138
Reserves and surplus	10,876	6,759	9,363	7,113	10,876	6,759
Earnings per share (par value Rs. 5/- each)*
Before Exceptional items
Basic*	19.96	12.06	47.82	32.27	67.82	44.34
Diluted*	19.61	11.75	46.70	31.35	66.33	43.10
After Exceptional items
Basic*	19.96	12.06	47.93	32.27	67.93	44.34
Diluted*	19.61	11.75	46.81	31.35	66.44	43.10
Dividend per share (par value Rs. 5/- each)
Interim dividend*	-	-	5.00	3.25	5.00	3.25
Final dividend*	6.50	4.25	-	-	6.50	4.25
Silver Jubilee special dividend*	-	15.00	-	-	-	15.00
Total dividend*	6.50	19.25	5.00	3.25	11.50	22.50
Total dividend percentage (%)*	130.00	385.00	100.00	65.00	230.00	450.00
Total Public Shareholding (unaudited)#
Number of shares*	36,75,70,027	36,67,83,082	35,54,77,282	36,49,80,096	36,75,70,027	36,67,83,082
Percentage of shareholding	64.35	66.55	63.72	66.47	64.35	66.55
* Adjusted for the issue of bonus shares in the ratio of 1:1 allotted on July 15, 2006 as per Accounting Standard 20 (AS 20) on Earnings Per Share.
# Total public shareholding as defined under clause 40A of the listing agreement (excludes shares held by founders and American Depository Receipt holders).

Other information:

(in Rs. crore)
	Quarter ended March 31,		Nine months ended December 31,		Year ended March 31,
	2007	2006	2006	2005	2007	2006
Staff costs	1,708	1,212	4,608	3,061	6,314	4,273
Items exceeding 10% of aggregate expenditure	-	-	-	-	-	-
Details of other income:
Interest on deposits with banks and others	82	59	100	73	182	132
Dividend on investments in liquid mutual funds	33	16	83	54	116	71
Miscellaneous income	8	8	28	10	35	18
Exchange differences	(3)	(13)	44	(64)	42	(77)
Total	120	70	255	73	375	144

Audited consolidated financial results of Infosys Technologies Limited and its subsidiaries

(in Rs. crore, except per share data)
	Quarter ended March 31,		Nine months ended December 31,		Year ended March 31,
	2007	2006	2006	2005	2007	2006
Income from software services, products and business process management	3,772	2,624	10,121	6,897	13,893	9,521
Software development and business process management expenses	2,021	1,422	5,437	3,644	7,458	5,066
Gross profit	1,751	1,202	4,684	3,253	6,435	4,455
Selling and marketing expenses	268	152	661	448	929	600
General and administration expenses	286	217	829	547	1,115	764
Operating profit before interest, depreciation and minority interest	1,197	833	3,194	2,258	4,391	3,091
Interest	-	-	-	-	-	-
Depreciation	145	144	369	293	514	437
Operating profit before tax, minority interest and exceptional items	1,052	689	2,825	1,965	3,877	2,654
Other income (net)	119	72	253	68	372	139
Provision for investments	(1)	-	3	1	2	1
Net profit before tax, minority interest and exceptional items	1,172	761	3,075	2,032	4,247	2,792
Provision for taxation (refer to note 5)	27	81	359	233	386	313
Net profit after tax, before minority interest and exceptional items	1,145	680	2,716	1,799	3,861	2,479
Income from sale of investments	-	-	6	-	6	-
Net profit after tax, exceptional items and before minority interest	1,145	680	2,722	1,799	3,867	2,479
Minority interest	1	7	10	13	11	21
Net profit after tax, exceptional items and minority interest	1,144	673	2,712	1,786	3,856	2,458
Paid-up equity share capital (par value Rs. 5/- each, fully paid) (refer to note 2)	286	138	279	137	286	138
Reserves & surplus	10,969	6,828	9,436	7,175	10,969	6,828
Earnings per share (par value Rs. 5/- each)*
Before Exceptional items
Basic*	20.30	12.23	48.75	32.80	69.11	45.03
Diluted*	19.95	11.92	47.61	31.87	67.59	43.78
After Exceptional items
Basic*	20.30	12.23	48.88	32.80	69.22	45.03
Diluted*	19.95	11.92	47.73	31.87	67.70	43.78
Dividend per share (par value Rs. 5/- each)
Interim dividend*	-	-	5.00	3.25	5.00	3.25
Final dividend*	6.50	4.25	-	-	6.50	4.25
Silver Jubilee special dividend*	-	15.00	-	-	-	15.00
Total dividend*	6.50	19.25	5.00	3.25	11.50	22.50
Total dividend percentage (%)*	130.00	385.00	100.00	65.00	230.00	450.00
Total Public Shareholding (unaudited)#
Number of shares*	36,75,70,027	36,67,83,082	35,54,77,282	36,49,80,096	36,75,70,027	36,67,83,082
Percentage of shareholding	64.35	66.55	63.72	66.47	64.35	66.55
* Adjusted for the issue of bonus shares in the ratio of 1:1 allotted on July 15, 2006 as per Accounting Standard 20 (AS 20) on Earnings Per Share.
# Total public shareholding as defined under clause 40A of the listing agreement (excludes shares held by founders and American Depository Receipt holders).

Principles of consolidation: The financial statements are prepared in accordance with the principles and procedures for the preparation and presentation of consolidated financial statements as set out in the Accounting Standard on Consolidated Financial Statements prescribed by the Institute of Chartered Accountants of India. The financial statements of the parent company and its subsidiaries have been combined on a line-by-line basis by adding together the book values of like items of assets, liabilities, income and expenses, after eliminating intra-group balances and transactions and resulting unrealized gains / losses. The consolidated financial statements are prepared by applying uniform accounting policies.

Notes:

1.	The audited financial statements have been taken on record by the Board of Directors at its meeting held on April 13, 2007. There are no qualifications in the auditors'reports for these periods. The information presented above is extracted from the audited financial statements as stated.
2.	During the years ended March 31, 2007 and 2006 the company issued 2,00,99,902: 99,68,862 equity shares respectively, pursuant to the exercise of stock options by certain employees under the 1998 and 1999 stock option plans. The company has accelerated the vesting of 5,72,000 outstanding unvested options, which were due to be vested in the normal course by October 2007.
3.	Information on investor complaints pursuant to Clause 41 of the Listing Agreement for the quarter ended March 31, 2007.
Nature of complaints received	Opening balance	Additions	Disposal	Closing balance
Dividend / Bonus shares related	-	170	170	-
4.	The Board of Directors recommended a final dividend of Rs. 6.50 per share (130% on an equity share of par value of Rs. 5/-) for fiscal 2007. The payment is subject to the approval of the shareholders in the ensuing Annual General Meeting of the company. Including the interim dividend of Rs. 5.00 per share (100% on an equity share of par value of Rs. 5/-) declared at the Board meeting held on October 11, 2006, the total dividend recommendation for the year is Rs. 11.50 per share (230% on an equity share of par value of Rs. 5/-).
5.	The tax provision for the quarter and year ending March 31, 2007 includes a reversal of Rs.124 and Rs. 125 crore respectively for liability no longer required for taxes payable in various overseas jurisdictions consequent to expiry of limitation period and completion of assessment by taxation authorities.
6.	Effective April 1, 2006 the company adopted the revised accounting standard on employee benefits. Pursuant to the adoption, the additional obligations of the company amounted to Rs. 9 crore. As required by the standard, the obligation has been recorded with the transfer of Rs. 9 crore to general reserves.
7.	Infosys was liable to pay Aeronautical Development Agency (ADA) a maximum amount of Rs. 20 crore (US$ 4.4 million) by June 12, 2012 through a revenue sharing arrangement towards acquisition of Intellectual Property Rights in AUTOLAY, a commercial software application product used in designing high performance structural systems. During the year Infosys foreclosed the arrangement by paying the net present value of the future revenue share amounting to Rs. 13.5 crore (US$ 3 million). The remainder of the liability in books amounts to Rs. 6.5 crore (US$ 1.4 million) has been written back and disclosed in Other Income.
Matters relating to subsidiaries: Infosys BPO:
8.	In January 2007, the company initiated the purchase of all the share and outstanding options in Infosys BPO from its shareholders and option holders comprising current and former employees of Infosys BPO. The shareholders were given a choice to sell their shares at fair market value and the option-holders were given the choice to sell their options and/or swap Infosys BPO options for Infosys options at a swap ratio based on fair market value. Consequent to this proposal, Infosys has paid an aggregate of Rs. 71 crore for the purchase of shares and options and granted 1,51,933 Infosys options under the 1999 plan valued at Rs. 12 crore. Accordingly, the investment in Infosys BPO has increased by Rs. 83 crore and reserves have increased by Rs. 12 crore. Additionally, the company has committed to a deferred share purchase with the shareholders of Infosys BPO. As per the agreement, Infosys will purchase 3,60,417 Infosys BPO shares for Rs. 22 crore by February 2008. The same will be accounted as investment on conclusion of the agreement along with the transfer of title in the shares. Upon conclusion, Infosys' holding in Infosys BPO would be 99.98%.
9.	On December 8, 2006, the shareholders of Infosys BPO approved a buy-back of up to 12,79,963 equity shares at a fair market value of
Rs. 604/- per equity share. Pursuant to the buy-back offer, Infosys BPO bought back 11,39,469 equity shares, which were subsequently cancelled on December 29, 2006.
10.	On August 29, 2006, Progeon Limited was renamed Infosys BPO Ltd., and on February 19, 2007, Progeon s.r.o. was renamed Infosys BPO s.r.o.
11.	On June 30, 2006, the company completed the acquisition of the entire holdings (87,50,000 shares) of Citicorp International Finance Corporation ("CIFC") in Infosys BPO Limited ("Infosys BPO") for a consideration amounting to Rs. 530 crore (US$ 115 million). The net consideration of Rs. 309 crore, after withholding taxes of Rs. 221 crore, was remitted to CIFC on the same date.
12.	Other Subsidiaries On July 21, 2006, Infosys Technologies (Shanghai) Co. Limited was renamed Infosys Technologies (China) Co. Limited.
13.	During the year ended March 31, 2007, the company invested US$ 5 million (Rs. 23 crore) as capital and disbursed a loan of US$ 2 million (Rs. 8 crore) to its wholly owned subsidiary, Infosys Technologies (China) Co. Limited. The loan is repayable within five years from the date of disbursement at the discretion of the subsidiary. As of March 31, 2007 the company has invested US$ 10 million (Rs. 46 crore) as equity capital and US$ 5 million (Rs. 22 crore) as loan in the subsidiary.
14.	During the year ended March 31, 2007, the company invested US$ 3 million (Rs. 14 crore) in its wholly owned subsidiary, Infosys Consulting Inc. As of March 31, 2007 the company has invested an aggregate of US$ 20 million (Rs. 90 crore) in the subsidiary.
15.	Changes to Board of Directors:
The Board of Directors in its meeting held on April 13, 2007 approved the following changes in the senior management of the company that will become effective from June 22, 2007:
  Mr. Nandan M. Nilekani becomes the Co-Chairman of the Board
  Mr. S. Gopalakrishnan assumes the role of Chief Executive Officer and Managing Director
  Mr. S. D. Shibulal assumes the role of Chief Operating Officer

16.	Sen. Larry Pressler retired by rotation as a director of the company at the Annual General Meeting held on June 10, 2006 and did not seek re-election.
17.	Mr. Jeffrey Lehman was appointed as an additional director of the company effective April 14, 2006. The appointment was approved by the shareholders of the company at the Annual General Meeting held on June 10, 2006.
18.	Mr. N. R. Narayana Murthy, Chairman and Chief Mentor, turned 60 on August 20, 2006 and as per the service rules of the company, he retired from the services of the company on that date. In this connection the Board, at its meeting held on July 12, 2006, appointed Mr. Murthy as an Additional Director of the company. Further the Board also appointed Mr. Murthy as the Non-Executive Chairman of the Board and Chief Mentor with effect from August 21, 2006.
19.	The Board, at its meeting held on July 12, 2006 re-designated Mr. Nandan M. Nilekani as the Chief Executive Officer and Managing Director and Mr. S. Gopalakrishnan as President, Chief Operating Officer and Joint Managing Director with effect from August 21, 2006.
20.	Investments:
During the year ended March 31, 2007, the company received an amount of US$ 1 million (Rs. 5 crore) being the balance held in escrow account released on fulfillment of the escrow obligations on account of sale of investment in Yantra Corporation. The income is disclosed separately as an exceptional item in the profit and loss account.
21.	During the year ended March 31, 2007, the company received Rs. 1 crore from CiDRA Corporation towards redemption of shares on recapitalization. The remainder of investment was written off against the provision made earlier.
22.	Corporate actions:
At the Annual General Meeting held on June 10, 2006, the shareholders approved 1:1 bonus issue (stock dividend) for all shareholders including the ADR holders, i.e., one additional equity share for every one existing share held by the members by capitalizing a part of the reserves. The bonus shares were subsequently issued.
23.	The final dividend of Rs. 4.25/- per share for fiscal 2006 and the Silver Jubilee Special dividend of Rs. 15/- per share was approved by the shareholders at the Annual General Meeting held on June 10, 2006 and the same was paid subsequently.
24.	Others:
During the year, Infosys completed a sponsored secondary offering of 3,00,00,000 American Depositary Shares (ADSs), representing 3,00,00,000 equity shares (one equity share represents one ADS) at a price of US$ 53.50 per ADS excluding underwriting discounts and commissions. The aggregate size of the offering exceeded US$ 1.6 billion, which is the largest international equity offering from India.
25.	Infosys was added to the NASDAQ-100 Index effective with the market opening on December 18, 2006. The NASDAQ-100 Index is composed of the 100 largest non-financial stocks on the NASDAQ Stock Market in terms of market capitalization. Infosys is the first Indian company to be added to the NASDAQ-100 Index and is the only Indian company to be part of any of the major global indices.

Segment reporting (Consolidated - Audited)

(in Rs. crore)
	Quarter ended March 31,		Nine months ended December 31,		Year ended March 31,
	2007	2006	2006	2005	2007	2006
Revenue by industry segment
Financial services	1,396	946	3,813	2,481	5,209	3,427
Manufacturing	487	382	1,390	942	1,877	1,324
Telecom	826	427	1,853	1,139	2,679	1,566
Retail	406	267	988	701	1,394	968
Others	657	602	2,077	1,634	2,734	2,236
Total	3,772	2,624	10,121	6,897	13,893	9,521
Less: Inter-segment revenue	-	-	-	-	-	-
Net revenue from operations	3,772	2,624	10,121	6,897	13,893	9,521
Segment profit before tax, interest, depreciation and minority interest:
Financial services	421	280	1,142	794	1,564	1,074
Manufacturing	157	116	420	286	577	402
Telecom	290	165	633	436	923	601
Retail	128	87	314	224	442	311
Others	201	185	685	518	885	703
Total	1,197	833	3,194	2,258	4,391	3,091
Less: Interest	-	-	-	-	-	-
Other un-allocable expenditure	145	144	369	293	514	437
(excluding un-allocable income)
Operating profit before tax, minority interest and exceptional items	1,052	689	2,825	1,965	3,877	2,654

Notes on segment information

Principal segments
The company's operations predominantly relate to providing technology services, delivered to clients globally, operating in various industry segments. Accordingly, revenues represented along industry verticals comprise the primary basis of the segmental information set out above.

Segmental capital employed
Fixed assets used in the company's business or liabilities contracted have not been identified to any of the reportable segments, as the fixed assets and support services are used interchangeably between segments. Accordingly, no disclosure relating to total segment assets and liabilities has been made.

By order of the Board for Infosys Technologies Limited

Bangalore , India	S. Gopalakrishnan	Nandan M. Nilekani
April 13, 2007	President, Chief Operating Officer and Joint Managing Director	Chief Executive Officer and Managing Director

The Board has also taken on record the unaudited consolidated results of Infosys Technologies Limited and its subsidiaries for the year ended March 31, 2007, prepared as per US GAAP. A summary of the financial statements is as follows:

(in US$ million, except per ADS data)
	Quarter ended March 31,		Year ended March 31,
	2007 (Unaudited)	2006 (Unaudited)	2007 (Unaudited)	2006 (Audited)
Revenues	863	593	3,090	2,152
Cost of revenues	497	354	1,777	1,244
Gross profit	366	239	1,313	908
Net income	259	152	850	555
Earnings per American Depositary Share (ADS)
Basic	0.46	0.28	1.53	1.02
Diluted	0.45	0.27	1.50	0.99
Total assets	3,073	2,066	3,073	2,066
Cash and cash equivalents	1,403	889	1,403	889
Liquid mutual funds	6	170	6	170

The reconciliation of net income as per Indian GAAP (audited) and US GAAP is as follows:

(in US$ million)
	Quarter ended March 31,		Year ended March 31,
	2007 (Unaudited)	2006 (Unaudited)	2007 (Unaudited)	2006 (Audited)
Consolidated net profit as per Indian GAAP	261	152	858	555
Stock compensation expenses (SFAS 123R)	(1)	-	(5)	-
Amortization of intangible assets	(1)	-	(3)	-
Consolidated net income as per US GAAP	259	152	850	555

Certain statements in this release concerning our future growth prospects are forward-looking statements, within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended, which involve a number of risks and uncertainties that could cause actual results to differ materially from those in such forward-looking statements. The risks and uncertainties relating to these statements include, but are not limited to, risks and uncertainties regarding the success of our investments, risks and uncertainties regarding fluctuations in earnings, our ability to manage growth, intense competition in IT, business process outsourcing and consulting services including those factors which may affect our cost advantage, wage increases in India, our ability to attract and retain highly skilled professionals, time and cost overruns on fixed-price, fixed-time frame contracts, client concentration, restrictions on immigration, industry segment concentration, our ability to manage our international operations, reduced demand for technology in our key focus areas, disruptions in telecommunication networks or system failures, our ability to successfully complete and integrate potential acquisitions, liability for damages on our service contracts, the success of the companies in which Infosys has made strategic investments, withdrawal of governmental fiscal incentives, political instability and regional conflicts, legal restrictions on raising capital or acquiring companies outside India, and unauthorized use of our intellectual property and general economic conditions affecting our industry.

Additional risks that could affect our future operating results are more fully described in our United States Securities and Exchange Commission filings including our Annual Report on Form 20-F for the fiscal year ended March 31, 2006, our Quarterly Reports on Form 6-K for the quarters ended June 30, 2006, September 30, 2006 and December 31, 2006 and our other recent filings. These filings are available at www.sec.gov. Infosys may, from time to time, make additional written and oral forward-looking statements, including statements contained in the company's filings with the Securities and Exchange Commission and our reports to shareholders. The company does not undertake to update any forward-looking statements that may be made from time to time by or on behalf of the company.